Publication: South China Morning Post
Page: B8
Date: 26 Nov 02
Where Published: Hong Kong

FPC Exemption No. (82-836)

02 DEC -3 AM 8:52

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Possible sale and assignment of Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Greenfield Development Corporation and Ayala Land, Inc.

Possible major and connected transaction and resumption in trading

On Saturday, 23rd November, 2002 MPC announced that it had entered into a legally-binding conditional Memorandum of Agreement with the GA Group as part of MPC's initiatives to restructure approximately US$350 million (HK$2,730 million) of debt.

The MOA anticipates that, upon completion of the transactions contemplated by the MOA, the Larouge Loan advanced by Larouge to MPC in the principal amount of US$90.0 million (HK$702.0 million) and secured over approximately 50.4 per cent of the outstanding common stock of BLC will be sold and assigned to the GA Group for US$90.0 million (HK$702.0 million). The MOA also anticipates that, following the sale and assignment of the Larouge Loan and related security, the GA Group would accept the transfer by MPC of the 50.4 per cent shareholding in BLC (which serves as security for the Larouge Loan) and an additional Pesos 655 million (US$12.2 million; HK$94.9 million) in BLC notes currently owed by BLC to MPC, as payment in kind for the loan, thereby acquiring a 50.4 per cent controlling interest in BLC.

Larouge is not a party to the MOA, which is subject to certain conditions precedent, including obtaining the necessary corporate approvals and the completion of BLC's debt restructuring. However, implementation of the transactions contemplated by the MOA would require the co-operation of Larouge and, accordingly, MPC has approached the Board of Directors of First Pacific in relation to the sale and assignment of the Larouge Loan. The First Pacific Board has approved, in principle, the substance of the proposed transaction as being in the best interests of the Company. However, no documentation has been entered into or agreed by Larouge in respect of the Larouge Loan or the related security and the Board has yet to receive the signed final version of the detailed transaction documentation.

Nonetheless, since the participation by Larouge in the proposed transaction would be a connected transaction for the Company under the Listing Rules, for the reasons set out below under "Possible Major and Connected Transaction", the First Pacific Board has referred the question of the possible participation of Larouge in the proposed transaction to an Independent Committee of the Board of First Pacific comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors of First Pacific, for consideration. In this respect, the Independent Board Committee, which will consider whether or not the terms of the proposed transaction are fair and reasonable so far as the Independent Shareholders are concerned, will appoint an independent financial adviser to advise it in this regard.

Meanwhile, in parallel with the consideration of the proposed transaction by the Independent Board Committee, First Pacific's Board will discuss the details of the proposed transaction with the parties to the MOA to ensure that the best interests of First Pacific and its shareholders as a whole are reflected in Larouge's participation in the proposed transaciton.

Following discussions between the Independent Board Committee and the independent financial adviser, the Independent Board Committee will make a recommendation to the First Pacific Board as to whether to recommend the proposed transaction to First Pacific's Independent Shareholders for their consideration in general meeting. Such discussions and determination are expected to be completed on or around 9th December, 2002, at which time a further announcement will be made as appropriate. At the same time, First Pacific's Board will make its formal determination whether Larouge's participation in the proposed transaction is in the best interests of the Company and its shareholders as a whole, taking into account, among other things, the discussions First Pacific will have had with the parties to the MOA.

If Larouge agrees to participate in the proposed transaction and enters into an agreement for the sale and assignment of the Larouge Loan for the consideration referred to in this announcement, this will constitute a major and connected transaction for First Pacific under the Listing Rules and, accordingly, any such agreement will be conditional upon approval by First Pacific's Independent Shareholders at a special general meeting to be convened.

Trading in First Pacific's shares on the Stock Exchange was suspended at 9:41 a.m. on 25th November, 2002 at the request of the Company pending the release of this announcement. An application will be made for trading in First Pacific's shares to recommence at 9:30 a.m. on 26th November, 2002.

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Background
The First Pacific Group (through its Philippine affiliates) currently has an aggregate attributable direct and indirect economic interest of approximately 80.6 per cent in MPC. MPC, in turn, has a controlling shareholding of approximately 72.9 per cent in BLC, of which approximately 50.4 per cent of the outstanding common stock of BLC is subject to a pledge in favour of Larouge, to secure the Larouge Loan.

Larouge Loan
Pursuant to a resolution of the shareholders of the Company passed on 11th April, 2001, an aggregate principal amount of US$90.0 million (HK$702.0 million) was advanced by Larouge, a wholly owned subsidiary of the Company, to MPC under a facility agreement dated 26th March, 2001. As described in the Company's announcement dated 9th January, 2002, MPC was unable to repay the Larouge Loan when it finally became due and payable on 31st December, 2001.

Larouge is a secured creditor in respect of an approximate 50.4 per cent equity interest in BLC owned by MPC and, as referred to in the Company's 9th January, 2002 announcement, the Company as a secured creditor has been co-managing with MPC the on-going sale of MPC's approximate 72.9 per cent controlling shareholding in BLC.

Possible Sale and Assignment of Larouge Loan Now Contemplated
The MOA entered into by MPC contemplates the sale and assignment by Larouge of the Larouge Loan and the pledged 50.4 per cent equity interest in BLC which serves as security for the Larouge Loan, to the GA Group. In consideration for this, the GA Group will pay Larouge, on closing of the sale and assignment, US$90.0 million (HK$702.0 million).

Following the sale and assignment of the Larouge Loan and the pledged 50.4 per cent equity interest in BLC which serves as security for the loan, the MOA anticipates that MPC would transfer the secured 50.4 per cent shareholding in BLC, and an additional Pesos 655 million (US$12.2 million; HK$94.9 million) in BLC notes currently owed by BLC to MPC, to the GA Group as payment in kind for the Larouge Loan. Accordingly, following completion of the transaction, the GA Group would have acquired a controlling 50.4 per cent interest in BLC.

Following the sale and assignment of the Larouge Loan, interest accrued on the Larouge Loan which remains outstanding, in an amount of approximately US$24.1 million (HK$188.0 million) as at 31st October, 2002, would constitute an unsecured debt due from MPC to Larouge on terms to be agreed between Larouge and MPC.

If the transaction proceeds, no material gain or loss will be recorded by the First Pacific Group; BLC will no longer be consolidated by First Pacific and MPC and instead will be equity accounted for by both First Pacific and MPC; and First Pacific's effective economic interest in BLC will be reduced to approximately 18.1 per cent.

During the year ended 31st December, 2001, First Pacific recognised impairment provisions totalling US$648.8 million (HK$5,060.6 million) against its US$747.0 million (HK$5,826.6 million) investment in MPC, thereby reducing the adjusted book value of MPC to the value of the outstanding Larouge Loan which, at 31st December, 2001, was US$98.2 million (HK$766.0 million).

As at the date of this announcement, no documentation has been entered into or agreed by Larouge in respect of the Larouge Loan or the related security. In addition, although Larouge is not a signatory to the MOA and is not legally obligated to proceed with the proposed transaction, the Board already has indicated its "in principle" approval.

For the year ended 31st December, 2000	Pesos millions	US$ millions	HK$ millions
Net profit before tax and extraordinary items*	2.4	0.1	0.4
Net profit after tax and extraordinary items*	2.4	0.1	0.4
As at 31st December, 2000			
Shareholders' equity**	26,873.3	537.9	4,195.6

* *Applied exchange rate: Pesos 44.67 = US$1 = HK$7.8*
** *Applied exchange rate: Pesos 49.96 = US$1 = HK$7.8*

For the year ended 31st December, 2001	Pesos millions	US$ millions	HK$ millions
Net loss before tax and extraordinary items*	(6,608.2)	(129.5)	(1,009.9)
Net loss after tax and extraordinary items*	(6,608.2)	(129.5)	(1,009.9)
As at 31st December, 2001			
Shareholders' equity**	21,144.8	409.8	3,196.3

* *Applied exchange rate: Pesos 51.04 = US$1 = HK$7.8*
** *Applied exchange rate: Pesos 51.60 = US$1 = HK$7.8*

Possible Major and Connected Transaction
If Larouge agrees to participate in the proposed transaction and enters into an agreement for the sale and assignment of the Larouge Loan and the pledged 50.4 per cent equity interest in BLC which serves as security for the Larouge Loan, in accordance with the terms of the agreement reached between the GA Group and MPC, this would constitute a major transaction for the Company under Chapter 14 of the Listing Rules. Accordingly, Larouge's participation in the proposed transaction, and any agreement to be entered into by Larouge, would be conditional upon approval by the Independent Shareholders of the Company at a special general meeting.

Certain directors of both First Pacific and MPC (namely Messrs. Manuel V. Pangilinan and Edward A. Tortorici) are also shareholders of First Pacific, and MPC holding, in aggregate, less than 2 per cent of MPC. In addition, if Larouge participates in the proposed transaction and enters into an agreement for the sale and assignment of the Larouge Loan in accordance with the terms of the agreement reached between the GA Group and MPC, this would constitute a variation of the terms of the Larouge Loan originally approved by the Company's independent shareholders at a special general meeting held on 11th April, 2001 (shareholders are referred to the Company's announcement dated 26th March, 2001 and circular dated 28th March, 2001 in relation to the Larouge Loan). Accordingly, if Larouge participates in the proposed transaction, it would also constitute a connected transaction for First Pacific and would be subject to compliance with the relevant requirements under the Listing Rules, including that any agreement to be entered into by Larouge for the sale and assignment of the Larouge Loan would be conditional upon the approval of the Independent Shareholders of First Pacific.

Trading in the shares of First Pacific
Trading in First Pacific's shares on the Stock Exchange was suspended at 9:41 a.m. on 25th November, 2002 at the request of the Company pending the release of this announcement. An application will be made for trading in First Pacific's shares to recommence at 9:30 a.m. on 26th November, 2002.

Because there is no certainty that the proposed transaction will proceed, accordingly, investors are advised to exercise caution when dealing in the shares of the Company.

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Rationale for the Transaction

Since January 2002, the Company, with MPC, has explored opportunities to sell MPC's approximate 72.9 per cent shareholding in BLC in order to repay the outstanding Larouge Loan and other debt. The transaction being contemplated repays US$90.0 million (HK$702.0 million), representing the principal portion of the balance due, and correspondingly reduces MPC's liabilities. In addition, the introduction of additional property developers should advance the expansion of, and provide an improved outlook for, the Bonifacio Global City development.

Use of Funds

In the event that the transaction proceeds, the US$90.0 million (HK$702.0 million) repayment would be applied to repaying First Pacific's debt, which stands at US$187.4 million (HK$1,461.7 million) as at the date of this announcement, thereby enhancing First Pacific's financial position.

Transaction Provisions

The closing of the contemplated transactions is subject to certain conditions precedent, including obtaining the necessary legal, regulatory and other approvals and the completion of BLC's debt restructuring.

In addition, the MOA provides upon closing for the constitution of a pledge over approximately five per cent of BLC's unencumbered shares to the GA Group as security for contingent liabilities and breach of representations and warranties. The transaction is expected to be completed in January 2003.

Each of Greenfield Development and Ayala Land is an independent third party not connected with First Pacific, the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Independent Board Committee Considering Possible Participation of Larouge in the Transaction

The co-operation of Larouge is required to implement the transactions contemplated by the MOA. Accordingly, MPC has approached the Board of Directors of First Pacific in relation to the sale and assignment of the Larouge Loan. The First Pacific Board has approved, in principle, the substance of the proposed transaction as being in the best interests of the Company. However, no documentation has been entered into or agreed by Larouge in respect of the Larouge Loan or the related security and the Board has yet to receive the signed final version of the detailed transaction documentation.

Nonetheless, the First Pacific Board has referred the question of the possible participation of Larouge in the proposed transaction to an Independent Committee of the Board of First Pacific comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors of First Pacific, for consideration. In this respect, the Independent Board Committee, which will consider whether or not the terms of the proposed transaction are fair and reasonable so far as the Independent Shareholders are concerned, will appoint an independent financial adviser to advise it in this regard.

Meanwhile, in parallel with the consideration of the proposed transaction by the Independent Board Committee, First Pacific's Board will discuss the details of the proposed transaction with the parties to the MOA to ensure that the best interests of First Pacific and its shareholders as a whole are reflected in Larouge's participation in the proposed transaction.

Following discussions between the Independent Board Committee and the independent financial adviser, the Independent Board Committee will make a recommendation to the First Pacific Board as to whether to recommend the proposed transaction to First Pacific's Independent Shareholders for their consideration in general meeting. Such discussions and determination are expected to be completed on or around 9th December, 2002, at which time a further announcement will be made as appropriate. At the same time, First Pacific's Board will make its formal determination whether Larouge's participation in the proposed transaction is in the best interests of the Company and its shareholders as a whole, taking into account, among other things, the discussions First Pacific will have had with the parties to the MOA.

Information in Relation to BLC

The First Pacific Group (through its Philippine affiliates) currently has an aggregate attributable direct and indirect economic interest of approximately 80.6 per cent in MPC. MPC holds a controlling shareholding of approximately 72.9 per cent in BLC. Accordingly, the First Pacific Group currently has an attributable direct and indirect economic interest in BLC of approximately 58.8 per cent. BLC, in turn, holds a 55.0 per cent interest in FBDC, which is a joint venture project with the Philippine Government that commenced, in 1995, the re-development of a 155-hectare portion of a new Metro Manila central business district (namely the "Bonifacio Global City"), that previously was a Philippine military base.

First Pacific's weighted average attributable direct and indirect shareholding in BLC was approximately 53.4 per cent in 2000 and approximately 54.8 per cent in 2001. BLC's net profits, before and after tax, for the years 2000 and 2001, and BLC's shareholders' equity as at 31st December, 2000 and 2001, are detailed below.

Definitions

"Ayala Land"	Ayala Land, Inc., a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange;
"BLC"	Bonifacio Land Corporation, a corporation established under the laws of the Republic of the Philippines and in which MPC has a controlling shareholding of approximately 72.9 per cent;
"Board"	the board of Directors;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange;
"Directors"	the directors of First Pacific;
"FBDC"	Fort Bonifacio Development Corporation, a corporation established under the laws of the Republic of the Philippines and in which BLC has an economic interest of 55.0 per cent;
"First Pacific Group"	the Company, its subsidiaries, affiliates and associated companies;
"GA Group"	Greenfield Development and Ayala Land;
"Greenfield Development"	Greenfield Development Corporation, a corporation established under the laws of the Republic of the Philippines, and which is affiliated with United Laboratories, Inc., a corporation established under the laws of the Republic of the Philippines, the shares of which are listed on the Philippine Stock Exchange;
"HK$"	Hong Kong Dollars, the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	an independent committee of the board of Directors, comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors of the Company;
"Independent Shareholders"	shareholders of First Pacific other than Messrs. Manuel V. Pangilinan and Edward A. Tortorici and any other shareholders interested in the transaction;
"Larouge"	Larouge B.V., a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of the Company;
"Larouge Loan"	the short term loan facility in an aggregate principal amount of US$90.0 million (HK$702.0 million) advanced to MPC by Larouge under a facility agreement dated 26th March, 2001;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"MOA"	the memorandum of agreement dated 23rd November, 2002 entered into between MPC and the GA Group in relation to, amongst other things, a proposed restructuring of certain of MPC's indebtedness;
"MPC"	Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange; and in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of approximately 80.6 per cent;
"Pesos"	Philippine Pesos, the lawful currency of the Philippines;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United States Dollars, the lawful currency of the United States of America.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80 = Pesos 53.85. Percentages, and figures expressed in billions and millions, have been rounded.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 25th November, 2002

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